                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                           _______________________

                                   FORM 6-K

                           REPORT OF FOREIGN ISSUER
                   PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                       FOR THE MONTH OF APRIL [IV], 2002

                           ________________________


                   MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
            (Exact name of Registrant as specified in its Charter)

                   MAXCOM TELECOMMUNICATIONS, INC.
               (Translation of Registrant's name into English)


                           ________________________


                      Guillermo Gonzalez Camarena No. 2000
                       Colonia Centro de Ciudad Santa Fe
                               Mexico, DF 01210
            (Address of Registrant's principal executive offices)

                           ________________________


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F __x__ Form 40-F ____

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes _____ No __x__

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______

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                                                                       EXHIBIT 1
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[MAXCOM LOGO]

For more information contact:

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.         CITIGATE DEWE ROGERSON
Mexico City, Mexico                             New York, NY
Jose-Antonio Solbes                             Lucia Domville
(5255) 5147-1125                                (212) 419-4166
investor.relations@maxcom.com                   lucia.domville@citigatedr-ny.com


             MAXCOM TELECOMUNICACIONES ANNOUNCES THE CONSUMMATION
             ----------------------------------------------------
             OF THE EXCHANGE OFFER FOR ITS SERIES B SENIOR NOTES
             ---------------------------------------------------
              AND THE NEW EQUITY INVESTMENT OF U.S.$66.2 MILLION
              --------------------------------------------------


Mexico City, Mexico, April 29, 2002 -- Maxcom Telecomunicaciones, S.A. de C.V., a facilities-based telecommunications provider (CLEC) using a "smart build" approach to focus on small - and medium - sized businesses and residential customers in the Mexican territory, announced today the consummation of the exchange offer for its 13 3/4 % Series B Senior Notes due 2007 and the U.S.$66.2 million private equity investment.

Holders tendered U.S.$259,410,000 in principal amount of Series B Senior Notes, representing 94.3% of all such notes outstanding. These holders received in exchange an aggregate of U.S. $165,078,150 in principal amount of New Senior Notes bearing 0% interest through March 1, 2006, and 10% annual interest in the last year. Tendering holders also received an aggregate of 26,459,820 series N2 convertible preferred stock, with an initial liquidation preference of $0.4927 per share and limited voting rights, in the form of Mexican Trust Certificates known as "CPOs". Series B Senior Notes in an aggregate principal amount of U.S.$15,590,000 remained outstanding.

Also today, Maxcom announced that Rodrigo Sanchez-Mejorada, a partner at the Mexican law firm Sanchez-Mejorada, Velasco y Valencia, has been appointed as the initial Common Representative of the series N2 CPO holders. Mr. Enrique Boilini, a Managing Member of Farallon Capital Management, LLC and Farallon Partners, LLC, has been designated as the initial Board Observer for the series N2 CPO holders.



                                      # # #

Maxcom Telecomunicaciones, S.A. de C.V, headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a "smart-build" approach to deliver last-mile connectivity to small- and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering local, long distance and data services in Mexico City and the City of Puebla.

      Guillermo Gonzalez Camarena # 2000, Col. Centro de Ciudad Santa Fe,
         01210 Mexico, D.F. Tel. (5255) 5147-1125 Fax. (5255) 5147-1310
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                                  SIGNATURE
                                  ---------

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.


                                        MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

                                        By: /s/ GONZALO ALARCON ITURBIDE
                                            ----------------------------
                                            Name:  Gonzalo Alarcon Iturbide
                                            Title: General Counsel



Date: April 30, 2002